Issuer Free Writing Prospectus Dated March 20, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-185570

Relating to the Preliminary Prospectus dated March 20, 2013

FREE WRITING PROSPECTUS

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated March 20, 2013 (the “Revised Preliminary Prospectus”), included in Amendment No. 4 to Registration Statement on Form S-11 (File No. 333-185570 ) of Five Oaks Investment Corp. (the “Company”),as filed with the Securities and Exchange Commission on March 20, 2013 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 34 of the Revised Preliminary Prospectus.  References to “we,” “us,” “our” and “our company” are used in the manner described in the Revised Preliminary Prospectus.

To review the Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC Web site: http://www.sec.gov/Archives/edgar/data/1547546/000104746913003136/a2213881zs-11a.htm (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site at www.sec.gov).

Our Central Index Key, or CIK, on the SEC Web site is 0001547546.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or determined if this issuer free writing prospectus or the Revised Preliminary Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Explanatory Note

On March 20, 2013, we filed Amendment No. 4 to our registration statement on Form S-11 (the “Amendment”) in response to a comment from the Staff of the SEC (the “Staff”).  While the Amendment reflects, among other things, a reduction in the number of shares being offered to the public, it does not reduce the aggregate number of shares we expect to sell upon the closing of the offering.  In response to the Staff comment, XL Investments Ltd (“XL Investments”) will purchase $25.0 million of shares of our common stock at the initial public offering price directly from us in a private placement that will close concurrently with the public offering, rather than in the public offering.  No discount will be payable to the underwriters in connection with the concurrent private placement to XL Investments.  The number of shares we expect to sell at the closing of the offering remains at 5,700,000 shares with 4,033,333 shares to be sold in the public offering and 1,666,667 shares to be sold directly to XL Investments in the concurrent private placement.  Correspondingly, the number of shares of common stock which will be subject to the option we have granted to the underwriters to purchase additional shares from us at the initial offering price will be reduced from 855,000 to 605,000.  The combined number of shares of our common stock we expect to sell at the closing of the offering remains at 5,700,000 shares when including the shares XL Investments will purchase in the concurrent private placement.

Changes from the Preliminary Prospectus dated March 13, 2013

We have revised various sections of the Amendment to reflect XL Investments’ purchase concurrently with, rather than in, the offering.  In particular:

Investments by XL Group Companies

The first paragraph under each of the headings “Prospectus Summary— Investments by XL Group Companies” and “Business— Investments by XL Group Companies”  has been revised to reflect that XL Investments has agreed to purchase $25.0 million of our common stock in a concurrent private placement at the initial public offering price.  Additionally these presentations continue to recite that XL Investments will own 43.7% of our common stock (and 60.4% after giving effect to the exercise of their warrants) but have been revised to reflect that XL Investments will own 40.4% and 57.1%, respectively, of our common stock if the underwriters exercise in full their option to purchase additional shares.

Use of Proceeds

Our estimated net proceeds from this offering and the concurrent private placement to XL Investments remain at $84.0 million; however, the discussion under the heading “Use of Proceeds” has been revised to reflect estimated proceeds of $93.1 million if the underwriters fully exercise their option to purchase additional shares.  This change is a result of a decline in the number of shares subject to the underwriters’ option to purchase additional shares resulting from XL Investments purchasing $25.0 million of shares in the concurrent private placement and not in the offering.

The foregoing does not summarize all of the changes made in the Revised Preliminary Prospectus to reflect the foregoing and you should refer to the Revised Preliminary Prospectus included in the Registration Statement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, UBS Securities LLC toll-free at 1-888-827-7275 or Keefe, Bruyette & Woods, Inc. toll-free at 1-855-300-7136.